UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 22, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

22 September 2005

Underlying profit after tax up 17.6%

  Underlying* profit after tax up 17.6% to $678.1m

  Food and Liquor earnings up 12.6%

  Growth in non-food brands up 10.4%

  Target 47.4%

  Kmart 8.3%

  Officeworks 29.8%

  Underlying Group ROI up to 24.1%

  Dividend up by 14.7% to 33.25 cents

Coles Myer Ltd (CML) today announced record full-year earnings, with underlying net profit after tax up 17.6% to $678.1 million for the 53 weeks ended 31 July 2005. Sales increased by 13.3% to $36.6 billion.

"This has been another very strong year for the Group as it passed the $1 billion EBIT mark and doubled the profit of four years ago when we began this five-year turnaround journey," CML CEO John Fletcher said.

"As our food and liquor business has continued to compound annual double-digit earnings increases, earnings in the non-food brands have risen almost four-fold since 2001.

"The Group's balance sheet remains strong as Return on Investment (ROI) has doubled, from 11.7% in 2001 to 24.1% in FY2005.

"This year's double-digit sales and earnings growth has been achieved in the most challenging year this team has faced.

"In the 12 months following the removal of shareholder discount, we experienced a highly competitive retail market as consumer spending tightened and while the business undertook significant transformational change.

"The Group was able to meet the high end of its guidance despite lower than anticipated earnings from Myer, which was impacted by tough trading conditions in the second half, and a significant loss by Megamart.

"The company is on track to achieve its FY2006 aspirational target of $800# million ($769 million after capital management) as we continue to deliver against our goals of growing shareholder value through delighting our customers and being the best team," Mr Fletcher said.

Growing shareholder value

The Food and Liquor business lifted earnings by 12.6% to $732.6 million.

In the non-food businesses, retail EBIT rose 10.4% as Target and Officeworks delivered excellent results, with earnings up 47.4% and 29.8% respectively.

Myer's second half earnings were impacted by tougher conditions and Megamart reported a loss of $35.8 million for the year. As previously advised, the Group has taken a provision of $81.5 million for costs associated with the divestment of the nine Megamart stores.

Group net profit after tax, including the Megamart divestment provision, was $624.5 million.

The Group achieved a 97 basis points reduction in cost of doing business over the year. Food and Liquor continued to reduce costs by a further 6 basis points on last year and achieved gross margin expansion of 14 basis points following the removal of the dual cost in FY2004 of both shareholder discount and the new fuel offer. The non-food brands' gross operating margins expanded by 45 basis points.

The Group Return on Investment increased by 250 bps to 24.1%, up from 21.6% in FY2004. Operating cashflow of $1,157 million was generated, with the second half considerably stronger than the first.

During the half, CML completed both an on-market and off-market buyback, delivering on the promise to return surplus capital to shareholders. A total of 82.7 million shares were bought back at an average cost of $8.47 per share, totalling $700 million of capital return to shareholders. The dividend policy for the Group remains a target payout ratio of around 65%.

Directors have declared a fully franked final dividend of 17.0 cents per share, up 2.0 cents on last year's final dividend and bringing the total dividend for the year to 33.25 cents, up 14.7%.

Delighting our customers

Through the year, Coles Myer businesses have focused on offering customers quality products at competitive prices in convenient locations nationwide. This approach has been supported by a further strengthening of the Group's leading retail loyalty and reward program.

The popular Coles Myer Source MasterCard was relaunched in June 2005, with a range of new features designed to reward customers for their everyday shopping. The card now offers an introductory eight cent and ongoing six cent per litre fuel discount, enhanced FlyBuys and no annual fee.

Customer response to the offer and new card application rates have been strong, with the one millionth Coles Myer Source MasterCard recently issued.

The MYER One customer program has continued to garner strong customer support in 2005, and now boasts over 650,000 members. MYER One members currently account for up to 25% of total Myer sales, with 60% in the program's top spending tier.

Customers have continued to embrace Coles Myer's innovative range of gift cards, appreciating the flexibility and convenience of a card that can be redeemed in over 2000 stores across Australia. Since launching in August 2004, more than 3.5 million gift cards have been sold.

Being the best team

As Australia's largest private sector employer, Coles Myer is committed to recruiting, developing and retaining the best retail team.

A number of further initiatives were introduced during the course of FY2005, including the introduction of company-wide values and behaviours to underpin our strategic goals and make Coles Myer a better place in which to work, shop and invest.

More than 2000 team members from all brands and functions across Australia and in New Zealand participated in the development of the values and behaviours that will ensure we focus as much on how we achieve our strategic goals as on what we achieve.

The Group has also initiated a new program to improve the diversity of our workforce to ensure that it better reflects the make-up of our customers and the communities in which we operate. This program is designed to build a working environment in which all team members feel valued, where difference is respected, and to equip us to continue to better understand our customers' needs.

Another new program, Partnering with the Community, allows team members to participate in paid community work and is the first step in the introduction of a Groupwide volunteering program.

During the year, more than 110,000 team members completed professional development programs through the Coles Myer Institute.

The Group's Online Recruitment site, www.career.colesmyer.com.au - now recognised as one of Australia's most successful recruitment sites - attracted 1 million hits during the year from people interested in working for CML businesses.

Doing business responsibly

Coles Myer is committed to dealing with all stakeholders with fairness, integrity and respect at all times.

Coles Myer Supermarkets remain committed to buying Australian goods, with 97% of fresh produce sourced from Australian suppliers and at least 85% of the total grocery offer Australian-sourced. Furthermore, Coles' fresh beef, lamb, pork and chicken is 100% Australian grown. To meet seasonal shortfalls, small quantities of fresh produce are sometimes sourced offshore to satisfy customer demand.

We work closely with our Australian suppliers to ensure relationships are sustainable and profitable. Together, we are always looking for new ways to grow our respective businesses by developing new product varieties and growing customer demand.

Our business supports the clear labelling of product to ensure customers are able to make informed purchasing decisions. We comply with all the labelling requirements under the Australian and New Zealand Food Standards Code.

Coles Myer is committed to the safe and ethical manufacture and supply of merchandise sold through our retail outlets. An Ethical Sourcing Code has been developed to set common standards and to generate supplier commitment to the sourcing of ethically-produced goods. Coles Myer wants to ensure that the goods we sell are made in good and safe working conditions, national laws are obeyed and that the basic human rights of workers are respected.

Strategic outlook

As outlined at the fourth quarter sales announcement, CML has begun the development of the next strategic plan for the Group.

As part of this process, CML is considering ownership options for Myer, including retention, de-merger and trade sale, to determine which will produce the best outcome for Myer, Coles Myer and its shareholders.

We are encouraged by the level of national and international interest which has been expressed by various parties. In the next phase of the process, our advisers will be inviting those parties to submit formal expressions of interest. An Information Memorandum will then be made available to parties which have demonstrated the capacity to make a meaningful offer to the Board of Coles Myer.

This process will allow management and the Board to make a fully informed judgement as to which ownership option will create the greatest value for shareholders in the long-term.

Trading Outlook

The outlook for the Group remains strong, although the retail market is expected to remain highly competitive as consumer spending continues to be tighter than last year.

In the first seven weeks of the quarter, the Group sales trend has been encouraging. In Food and Liquor, comparative sales growth is tracking well above the fourth quarter. Sales in the non-food businesses remain in line with strategy.

The Group remains on track to deliver the aspirational target in FY2006 of $800 million# (pre-capital management).

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521

Financials
RESULTS SUMMARY	2005	2004	Change	Retail EBIT/Sales		Change
	53 weeks	52 weeks		2005	2004
	$m	$m		%	%
Sales[e]	36,552.1	32,266.8	13.3%
Underlying Retail EBIT[a]	1,154.4	1,019.2	13.3%
Food and Liquor [c]	732.6	650.4	12.6%	3.81	3.61	20 bp
Coles Express	36.8	20.1	83.1%	0.66	0.63	3 bp
Kmart	92.5	85.4	8.3%	2.30	2.25	5 bp
Officeworks[d]	67.1	51.7	29.8%	5.41	4.69	72 bp
Myer[g]	38.7	71.9	(46.2%)	1.25	2.37	(112 bp)
Megamart	(35.8)	(11.2)	219.6%	(13.01)	(3.84)	(917 bp)
Target	222.5	150.9	47.4%	7.18	5.29	189 bp
Property	20.1	23.8	(15.5%)
Corporate costs	(98.6)	(98.6)
One Off costs
Food and liquor restructure	(22.5)	(14.6)
Mt Druitt		(19.2)
SCP residual		9.9
Net supply chain implementation costs	(43.2)	(47.8)
Underlying EBIT	1,010.2	872.7	15.8%
Write-back of Kmart NZ onerous lease provision	3.5	15.4
Megamart divestment provision	(81.5)
EBIT	932.2	888.1	5.0%
Net borrowing costs	41.3	48.8	(15.4%)
Employee share plan restructure		(35.3)
Net profit before tax	890.9	874.6	1.9%
Income tax expense	(266.4)	(258.1)
Net profit after tax	624.5	616.5	1.3%
Underlying Net profit after tax[b]	678.1	576.5	17.6%

Underlying Earnings per share (basic) (cents) [b]	51.2	43.7
Earnings per share (basic) (cents)	46.8	46.9
Ordinary dividend per share (cents)	33.25	29.0
Operating gross margin (%)
- CML Group incl Fuel	24.60	25.51	(91 bp)
- Food and Liquor	24.46	24.33	13 bp
- Non Food	32.94	32.49	45 bp
Cost of doing business / sales (%)
- CML Group incl Fuel[f]	21.84	22.81	(97 bp)
- Food and Liquor[a]	20.66	20.72	(6 bp)
- Non Foodfg	29.66	29.35	31 bp
Return on investment (%) (mat)[h]	24.1	21.6	250 bp
Operating cash flow	1,157	1,338	(181)
Free cashflow	152	628	(476)
Net debt (cash) / Net debt (cash) & equity (%)	17.2	(2.7)
Fixed charges cover (times) (mat)[f]	2.4	2.3

a.	Excludes Food & Liquor restructure costs - $22.5 million (pre tax) in Fy2005 and $14.6 million (pre tax) in FY2004; Excludes costs of Mt Druitt restructure $19.2 million (pre tax) in FY2004
b.	$m post tax Net profit after tax Write back of Kmart NZ onerous lease provision Employee share plan restructure - interest benefit Megamart divestment provision Underlying net profit after tax	2005 624.5 (3.5) 57.1 678.1	2004 616.6 (15.4) (24.6) 576,5
c.

Coles On Line and certain corporate costs included within F&L

Excludes Food & Liquor restructure costs - $22.5 million (pre tax) in Fy2005 and $14.6 million (pre tax) in FY2004; Excludes costs of Mt Druitt restructure $5.0 million (pre tax) in FY2004

d.	Harris Technology included and intra group transactions excluded from Officeworks
e.	Myer & Megamart includes concession sales of $219.4m (2004 $138.0m)
f.	Excludes Write back of Kmart NZ onerous lease provision and Megamart divestment provision
g.	Excludes costs of Mt Druitt restructure $14.2 million (pre tax) in FY2004
h.	ROI is calculated as underlying EBIT (as per note b, except for 2004 which includes the Kmart NZ onerous lease provision)
*	Unless otherwise stated, all figures relate to underlying

RETAIL OPERATIONS

Food and Liquor
	2005	2004[1]3	Change
Sales ($m)	19,255	18,015	6.9%
Comparative store sales growth			2.9%
Retail EBIT ($m) [2]	732.6	650.4	12.6%
Retail margin (%)	3.81%	3.61%	20 bps
Net assets employed (NAE) ($m)	2,204	2,089
ROI (mat) (%)[2]	34.5%	30.9%	360 bps

  Food and Liquor underlying retail EBIT up 12.6%

  ROI increased by 360 bps to 34.5%

  Growth initiatives focused on delighting customers

  Investment in transformation

  Comparative sales trend normalising

Food and Liquor reported a 12.6% increase in retail EBIT for the full year, with margin expansion of 20 basis points, in a highly competitive Food and Liquor market.

Underlying retail EBIT margin continued to strengthen over the year to 3.81%, with the second half at 3.90%, reflecting the removal of the dual loyalty cost borne by the business in FY2004 and a continued focus on streamlining the cost of doing business.

Group Managing Director Food, Liquor and Fuel, Hani Zayadi, said that the Food and Liquor business had achieved a strong full year profit result in a year of significant transition and investment in the future.

"This year, we completed the two-year cycle of rolling out our new Coles Express fuel offer and closing the previous 2% competitive sales gap," Mr Zayadi said.

"The business also underwent substantial restructuring during the year as we brought the two supermarket teams together and relocated our liquor business from Sydney to Melbourne. Both of these initiatives affected impetus in the short-term for the long-term benefit of being closer to the customer and working with greater speed and efficiency.

"Additionally, we invested significantly in transforming the way we get products to stores and implementing our new housebrand and liquor strategies.

"All of these initiatives are setting the business up well for future growth and innovation.

"Meanwhile, we are pleased with comparative sales achieved in the seven weeks of this quarter as the trendline normalises following the completion in quarter four FY2005 of cycling our fuel roll-out," Mr Zayadi said.

Supermarkets

Highlights for the year included the ongoing commitment to innovation and improved value in fresh departments and expansion of the range across poultry and seafood, both growth opportunities for the future.

Volumes in fresh continue to grow, with a particularly pleasing result in both the fruit and vegetable and the meat departments. Product innovation in value-added ready-to-eat products offer customers better choice and convenience.

The housebrand team launched a range of innovative and high quality products, with a strong emphasis on quality. More than 90 products in our coles $mart buys and you'll love coles tiers are now on-shelf and the customer response has been positive and in line with our expectations.

A strong level of interest has been expressed in our housebrands' strategy by the supplier community, many of whom want to partner with us in building quality and great value offers for customers. Negotiations are continuing with suppliers to develop long-term sustainable supply to support the investment in our product range.

The focus of the rollout in FY2006 will continue to be on the you'll love coles brand to build trust and loyalty before launching our premium George J Coles brand tier.

Training and development across the fresh departments remains a strong area of focus within the supermarkets business, with particular emphasis on product handling and presentation standards.

The store refurbishment program continued, with a further 36 supermarkets undergoing a major refurbishment. The ongoing investment to enhance the customer in-store experience through improved layouts and offer will continue in FY2006, with in excess of 50 supermarkets expected to undergo a major refurbishment.

Thirty new supermarkets were opened during FY2005, with the new store program expected to deliver a further 25-30 stores in FY2006.

Liquor

After relocating the liquor business to Melbourne in early FY2005, the team announced a strategy to become Australia's best value liquor retailer. Over the past year, the team has been focused on execution of the strategy and is already seeing positive trends where new initiatives have been implemented.

In the second half of FY2005, the 1st Choice Liquor Superstore brand was launched, with the opening of its first store at Tooronga in Victoria. A further two stores are now operating, with expectations of up to 15 stores to be opened in FY2006.

1st Choice offers the best range of liquor at the lowest prices guaranteed and offers an entertaining shopping experience unique to liquor retailing in Australia. Customer feedback regarding 1st Choice has been extremely positive, with the sales and basket size trend improving each week.

The investment in the Liquorland format continued during the year, with 11 stores refurbished under the new strategy. A further 30 Liquorland stores are expected to undergo a major refurbishment in the next 12 months. The new store layout is a true convenience model designed so that customers can 'grab and go'. This is more productive in reducing inventory, improving safety for both team members and customers and enhancing sales. During the year, the portfolio grew by a net 24 stores.

The integration of Theo's at the end of FY2005 completed the final stages of the Liquor Group's relocation to Melbourne.

During the year, CMLG completed seven acquisitions of hotels and will continue to pursue further opportunities where they augment its strategy.

Transforming the way we do business

The food and liquor business - enabled by Supply Chain and Information Technology - continues to transform the way it does business to provide better outcomes for customers, shareholders and team members.

The changes across the food and liquor network are designed to deliver improved on-shelf availability, quality and value for customers and a simpler, cheaper and better model for stores.

In-store changes included the introduction of roll cages and the conversion of merchandise lines into shelf ready packaging, both enabling simpler and more efficient processes for store team members in the handling and replenishment of stock.

Roll cages have been introduced into more than 250 supermarket and liquor stores across Victoria. The rollout will continue progressively over FY2006, with Queensland now commenced and WA and SA to follow. Initial feedback from team members in stores has been overwhelmingly positive as the cages facilitate speed of stock through the supply chain and from the back of store to shelf.

Meanwhile, some 4000 product lines are now converted to shelf ready packaging, avoiding duplication in handling and allowing ease of replenishment.

Returnable plastic crates - taking fresh produce from grower to the supermarket shelf with one touch - have been trialled over the past 12 months, with strong feedback supporting the rollout across the network from October, 2005. The containers are used to improve productivity across the value chain, allowing for delivery of fresher product to customers.

Merchandise delivery is also being transformed as we continue to improve the overall effectiveness and costs of the food and liquor supply chain.

This year, direct-to-store deliveries from suppliers reduced by 25 deliveries per store per week. In simple terms, this means 15 million less cartons delivered directly to stores, allowing team members in store to focus on customers and avoid unnecessary deliveries from suppliers to each of our 700 plus supermarkets. Over the coming 12 months, we anticipate removing a further 4 million cartons from direct-to-store delivery.

In January 2005, the factory gate pricing model went live, with over 2.5 million cartons per month now purchased in this way. Suppliers, both large and small, have provided positive feedback on our engagement strategy and by the end of FY2006 we anticipate 40 percent of our food and liquor products will be purchased in this manner. On-time delivery into our distribution centres has increased by over 20 percentage points on this volume since January. The shift to central management of primary freight means more cost effective management of capacity and improved freight utilisation within Australia's supply chain.

The food and liquor distribution network rollout commenced during the half, with tenders being let for the construction of a number of new distribution centres over the course of the next 12 months. The new network is designed specifically to fulfil CML's future supply chain requirements. By separating our fast and slow moving products into separate distribution centres we can ensure better, more efficient management and flow of products into our stores.

New systems and processes are being installed in new and existing distribution centres to ensure more efficient stock management and picking, including a new warehouse management system which is now operational in the network.

The new network will result in less inventory and faster more efficient flow of goods through the network, producing fresher produce and better availability for customers and cost savings to the business.

The ongoing transformation in the food and liquor businesses, which is fundamental to delivering long-term benefits to both customers and shareholders, will continue to incur short-term transitional costs in FY2006 and FY2007. These costs will be borne and reflected within the business segments.

Future growth of the Food and Liquor business will be driven by continued improvement of fresh food categories, the rollout of the new housebrand model and the new liquor strategy, further network expansion and continuing to leverage the CML loyalty program.

Coles Express
	2005	2004	Change
Sales ($m)	5,559	3,177	75.0%
Comparative store sales growth			14.4%
Retail EBIT ($m)	36.8	20.1	83.1%
NAE ($m)	225	161
ROI (mat) (%)	24.0%	21.1%	290 bps

The Coles Express network enjoyed its first full year of operation as a fully cycled network in FY2005, reporting retail EBIT of $36.8 million, up 83.1% on the prior year. This was an outstanding result for the business in a highly competitive fuel market.

During the period, Coles Express continued its dual role of supporting other CML brands through the fuel loyalty offer while contributing a profit stream to the Group. ROI for the business was 24.0%, up 290 bps.

Our relationship with Shell remains strong, with opportunities identified to open 12 - 15 new stores in the second half of FY2006 in order to bring the fuel loyalty offer to more customers.

Integration of the Coles Express business continues, with all state based branch offices now closed and the adoption of common CML platforms for financial reporting and processing in place.

Coles Express has established the largest, most efficient fuel and convenience network across Australia, with 597 sites, and one of the country's best known and well established fuel offers, delivering great value to millions of customers every week.

The fuel offer is particularly valuable to customers at a time of record fuel prices. As a result of market dynamics not seen since the first Gulf War, consumers are changing travel behaviours in order to reduce fuel consumption.

In response to this and the multiplicity of competing fuel offers, CML launched a new fuel discount offer, linked with the Coles Myer Source MasterCard, and will continue to offer our customers the opportunity to earn higher fuel discounts through regular cross brand promotions.

GENERAL MERCHANDISE & APPAREL

The non-food businesses delivered another strong result for the year. Retail EBIT increased by 10.4% and ROI improved by 220 basis points to 19.3%. Gross operating margins continued to expand, with costs impacted by Megamart's performance for the year.

"This is an outstanding result in which our non-food businesses have continued to grow EBIT margins and Return on Investment in a highly competitive and tightening retail market," Mr Fletcher said.

The non-food brands continue to explore new and exciting sources of merchandise, with approximately 17% (increasing from 12% in FY2004) of merchandise now sourced directly through offices located in both Hong Kong and Shanghai. With over 200 team members, Coles Myer Asia works on designing, sourcing and procuring quality merchandise.

Kmart

	2005	2004	Change
Sales ($m)	4,026	3,799	6.0%
Comparative store sales growth			3.3%
Retail EBIT ($m)	92.5	85.4	8.3%
Retail margin (%)	2.30	2.25	5 bps
NAE ($m)	654	698
ROI (mat) (%)	13.3	12.3	100 bps

Kmart reported a 8.3% increase in retail EBIT to $92.5 million, with 100 bps improvement in ROI.

Kmart delivered a strong performance in the first half of the year, with second half sales impacted by unseasonably warm weather, cycling of last year's family payments and a tightening in consumer spending. As the main beneficiary within CML of the family payment, Kmart cycled high comparative sales figures in the second half.

"Given the considerable external challenges, we were pleased to maintain margin growth and deliver a solid earnings increase for the year," Kmart Managing Director, Larry Davis, said.

"Our focus areas are clear as we continue to rebuild Kmart in one of the most competitive and pressured market sectors. Bringing our customers the latest and newest merchandise at the best prices is a priority, as is ensuring that our stores are neat, clean and comfortable for customers to navigate and find what they are looking for.

"We had an excellent customer reaction to several key initiatives this year, in particular our Toy Sale in July and more recently our Spring season launch. Customers are also responding positively to our improved marketing, and key national brands such as Now, Girl Xpress in young women's, Exchange in menswear, Living with Deborah Hutton in home, World for Kids in toys and Jackeroo in outdoor.

"We are very focused on better sourcing across all our categories, with more emphasis on direct purchasing, and utilising our strengthened buying team to ensure customers know that shopping at Kmart means great value on the newest and latest products," Mr Davis said.

Kmart opened five new stores during the year, completed 15 refurbishments and 46 entertainment reworks. Kmart's current network includes 180 stores across Australia and New Zealand, with an expected eight new stores in FY2006. Kmart also has 195 Kmart Tyre and Auto Service Centres.

Myer

	2005	2004[6]	Change
Sales ($m)[7]	3,096	3,031	2.1%
Comparative store sales growth			0.5%
Retail EBIT ($m)	38.7	71.9	(46.2%)
Retail margin (%)	1.25	2.37	(112 bps)
NAE ($m)	572	562
ROI (mat) (%)	6.4%	11.5%	(510 bps)

The Myer result - anticipated at fourth quarter sales to be approximately $45 million - has been impacted by two post-balance date decisions.

A provision of $2.6 million has been taken for the write-down of the assets in Myer Carlingford, as we explore options with the centre owner to rebadge the store as another Coles Myer brand. Carlingford, Myer's smallest store in Sydney, has experienced a sales decline in the past 10 years, as larger neighbouring Myer stores such as Parramatta, Macquarie, Castle Hill, Hornsby and Chatswood have been upgraded and improved under the current strategy.

The business has also taken a charge of $5.3 million to cover redemptions following the cessation of the old paper-based Myer gift voucher process which was terminated last year when the company transitioned to electronic gift cards.

Although the business was impacted by tough trading conditions in the second half, Myer continued to deliver solid growth in key businesses across women's, including Australian and international designer, Miss Shop, accessories, intimate apparel, cosmetics and footwear as well as menswear. Early customer response to the new Spring / Summer ranges has been strong, with sales in key categories performing well on last year.

While Myer reported a sales increase of 2.1% for the year (comparative 0.5%), a softening in discretionary spending, an unseasonably warm winter and the cycling of the sales spike in the eight weeks prior to the July 2004 removal of the Shareholder Discount Card all impacted performance in the second half. Despite this, Myer's overall sales performance continued to track up throughout the year as customers responded to ongoing improvements across stores.

"Highlights for the year include the success of the MYER One loyalty program, which achieved more than 560,000 members in its first year and now stands at 650,000. MYER One members currently account for more than 25% of sales, with almost 60% in the program's top spending tier," Ms Robertson said.

"Myer Brisbane underwent a complete renovation, reopening to customers in August, with many new and exciting brands now on offer. We added more than 130 concept shops in our top stores from brands such as Country Road, DKNY Home, Kenneth Cole, Tommy Hilfiger and Sheridan.

"Reinforcing our market leadership in cosmetics, Myer Sydney City reached a milestone during the year, achieving sales of $2 million in Chanel cosmetics, the first store to do so in Australia and placing it in the top 10 Chanel counters in the world."

This year, the business is focusing on short and long-term cost reduction, and further development of Myer's growing Private Brand offer, including the launch of a new brand designed exclusively for Myer by Jane Lamerton.

Megamart
	2005[9]	2004
Sales ($m)[8]	274	292
Retail EBIT ($m)	(35.8)	(11.2)

Megamart's performance in the highly competitive electrical market was disappointing, reporting a loss of $35.8 million for the year.

While some improvement in the sales trend occurred in the second half following the relaunch last December, furniture sales remained difficult and continued to impact on the result. This was compounded by the general tightening of spending on "big ticket items" and cycling the spike of the shareholder discount removal from July last year.

As outlined previously, the process for divestment of Megamart's nine stores has commenced and we are encouraged by the interest expressed by parties seeking to acquire the stores as going concerns.

Target

	2005	2004	Change
Sales ($m)	3,102	2,852	8.8%
Comparative store sales growth			6.0%
Retail EBIT ($m)	222.5	150.9	47.4%
Retail margin (%)	7.18	5.29	189 bps
NAE ($m)	462	462
ROI (mat) (%)	47.1	31.9	1520 bps

Target reported a 47.4% increase in retail EBIT to $222.5 million for the full year, with retail margins improving by 189 bps to 7.18%.

Target Managing Director Launa Inman said the brand had delivered a record profit following a very successful year in FY2004.

"Target has once again delivered on its strategy of on-trend, affordable and high quality ranges, coupled with the ongoing development of the Target brand," Ms Inman said.

"Target's continued focus on faster access to new, unique and highly differentiated merchandise, often with product designed internally, combined with strong in store execution, has delivered a compelling offer for customers. This has been supported over the year by increasing the level of direct sourcing, which delivered greater cost efficiencies and speed to market.

"The loyal support from customers for seasonal events and launches, with our key promotions such as 'Toy Sale', 'Massive Home Sale', as well as seasonal apparel launches and events such as Father's Day and Mother's Day, were highlights for the year."

Target opened five stores, with an ongoing strategy of opening in areas where the Target brand remains under-represented and expanding the store footprint in key growth areas, including the successful Target Country format. There are seven new stores planned for FY2006.

The key focus for the business will be to build sustainability through reinvestment and focus on core strategy, as well as exploring new and exciting merchandise opportunities.

Officeworks

	2005[10]	2004[10]	Change
Sales ($m)	1,240	1,102	12.5%
Comparative store sales growth			5.2%
Retail EBIT ($m)	67.1	51.7	29.8%
Retail margin (%)	5.41	4.69	72 bps
NAE ($m)	170	170
ROI (mat) (%)	37.2	27.4	980 bps

The Officeworks segment delivered another strong performance with retail EBIT growth for the year of 29.8% and EBIT margin expansion of 72 bps.

Officeworks Managing Director, Joe Barberis, said the business continued to strengthen its position as the leading supplier for quality office and technology products for home offices, students and small to medium size businesses by offering a great range, convenience and low prices.

During the year, the Officeworks branded businesses delivered on the long-term goal of passing $1 billion in sales, an outstanding achievement.

"Officeworks' innovative promotional calendar and strong merchandise offer was well received by customers during the year, with highlights being the successful 'Tax Time' and 'Back to School' events.

"The solid performance was a result of ongoing business efficiencies and strong sales growth. We continued our investments in store, completing 12 refurbishments and rolling out 17 new Inkworks modules, providing customers with one of Australia's widest selections of ink and toner cartridges," Mr Barberis said.

"In February, we launched our new direct brand to the market. Officeworks BusinessDirect is a consolidation of the original Officeworks direct business and Viking Office Products, which was purchased in FY2003 to create a substantial direct channel for our small business customers. Customer reaction to the new brand has been excellent, with customer retention maintaining high levels.

"As a result of a recent strategic review within Harris Technology, the service model for contract technology sales has been simplified and refocused back into our three core customer channels (website, telephone and retail Business Centres). As a consequence of this decision, there will be a negative impact of approximately $60 million on sales growth in the Officeworks segment in FY2006."

Nine new stores were opened during the year, increasing the network to 87 Officeworks superstores and eight Harris Technology Business centres. In addition, a fourth Customer Fulfilment Centre was also opened to support our Business Direct customers.

The business will open nine new stores in FY2006.

Interest and Tax

Net borrowing costs decreased by $7.5 million to $41.3 million, reflecting lower average net debt levels. Income tax expense of $266.4 million represents an effective tax rate of 29.9%.

BALANCE SHEET
$m	2005	2004
Inventory	3,155	3,033
Trade creditors	(2,021)	(2,068)
Net investment in inventory	1,134	965
Other current net liabilities	(1,231)	(1,019)
Working capital	(97)	(54)
Intangible assets	611	576
Property, plant & equipment	3,857	3,396
Other net (liabilities)	(160)	(137)
Funds Employed	4,211	3,781
Net tax balances	292	194
Net assets employed	4,503	3,975
Net debt	(773)	108
Shareholders' equity	3,730	4,083

CML's strong balance sheet allowed the Group to complete an on-market and off-market buy-back program during the half, returning $700 million in funds to shareholders.

The capital management program delivered an excellent outcome and provided those shareholders who decided to participate a tax effective return of capital. The program will deliver an earnings per share benefit of 2.4% for FY2006. It has also resulted in the conversion of recap preference shares, a more expensive source of funding than debt.

Return on Investment increased strongly from 21.6% to 24.1%, an improvement of 250 basis points on FY2004.

Inventory levels rose by 4.0% on a sales increase of 13.3%, including new stores and acquisitions. Stock turns across the Group improved on the prior year and inventory quality remained high across all businesses. Increasing levels of direct sourcing, resulting in inventory entering our supply chain earlier, offset stock turn improvements in our non-food brands.

Total capital expenditure was $1.1 billion (FY2004: $873 million), representing an increase of $251 million on the prior year. The increase was driven by the investment of $200 million to support our liquor and supermarket network expansion. Investment in stores and future growth opportunities remain a key priority for the Group in FY2006 and beyond. Net capital expenditure investment is expected to be $1 billion in FY2006.

Cash flow

$m	2005	2004
EBITDA	1,577	1,513
Operating cash flow	1,157	1,338
Capex	(925)	(704)
Acquisitions	(123)	(195)
Disposals	26	122
Employee share plan loan repayment	16	66
Free cash flow	152	628
Dividends paid	(437)	(308)
Share Buy-Back	(704)	0
Other movements in equity	108	37
Net cash flow	(882)	357

Cashflow was impacted by the Group's investment in strategic initiatives, including an additional $90 million to fund inventory purchased by the non-food brands as they substantially increased levels of direct sourcing and brought goods into the supply chain earlier. Operating cashflow was also affected by the payment of higher tax instalments of $114 million as a one off adjustment following the Group's entry into the consolidated tax regime in FY2004.

Free cashflow was impacted by the Group's strategic investment in higher capital expenditure to fund new stores, transformation projects and the one-off repayment in FY2004 of a $66 million loan to the Coles Myer Employee Share Plan Trust.

Coles Myer Ltd.

Appendix 4E

Preliminary Final Report

for the 53 weeks ended 31 July 2005

(previous corresponding period: 52 weeks ended 25 July 2004)

Results for announcement to the market
				$m
Revenue from ordinary activities	up	12.3%	to	36,607.3
Profit from ordinary activities after tax attributable to members	up	1.3%	to	624.5
Net profit for the period attributable to members	up	1.3%	to	624.5

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend	16.25 cents		16.25 cents
Final dividend	17.0 cents		17.0 cents
Total dividend	33.25 cents		33.25 cents
Record date for determining entitlements to the dividend	21 October 2005

Statement of Financial Performance
	2005 $m	2004 $m

Sales	36,185.2	32,082.2
Cost of goods sold	(27,286.8)	(23,914.6)
Gross profit	8,898.4	8,167.6
Other revenue from operating activities	97.3	66.8
Other revenue from non-operating activities	304.2	309.2
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	20.6	131.0
Net book value of property, plant and equipment, and businesses and controlled entities disposed	(68.1)	(146.5)
Borrowing costs	(74.0)	(71.1)
Advertising expenses	(474.5)	(431.7)
Selling and occupancy expenses	(6,299.7)	(5,793.3)
Administrative expenses	(1,513.3)	(1,357.4)
Profit from ordinary activities before income tax expense	890.9	874.6
Income tax expense	(266.4)	(258.1)
Net profit	624.5	616.5
Net increase/(decrease) in asset revaluation reserve	56.1	(8.2)
Net decrease in foreign currency translation reserve	(0.6)	(30.4)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	55.5	(38.6)
Total changes in equity other than those resulting from transactions with owners as owners	680.0	577.9

Earnings per share
Basic earnings per share	46.8 cents	46.9 cents
Diluted earnings per share	47.5 cents	47.3 cents

Statement of Financial Position
	2005 $m	2004 $m

Current assets
Cash	440.9	849.0
Receivables	677.5	646.7
Inventories	3,155.0	3,032.7
Other	21.0	41.1
Total current assets	4,294.4	4,569.5
Non-current assets
Receivables	33.6	50.4
Investments	144.9	112.9
Property, plant and equipment	3,857.0	3,395.7
Deferred tax assets	371.3	302.7
Intangibles	610.9	576.1
Other	34.3	30.0
Total non-current assets	5,052.0	4,467.8
Total assets	9,346.4	9,037.3
Current liabilities
Payables	3,001.4	2,808.6
Interest bearing liabilities	216.0	261.5
Tax liabilities	125.2	161.6
Provisions	607.4	570.4
Total current liabilities	3,950.0	3,802.1
Non-current liabilities
Interest bearing liabilities	1,213.3	713.4
Deferred tax liabilities	79.1	108.4
Provisions	317.9	281.9
Other	56.1	48.3
Total non-current liabilities	1,666.4	1,152.0
Total liabilities	5,616.4	4,954.1
Net assets	3,730.0	4,083.2
Equity
Contributed equity	2,083.6	2,306.7
Reserves	485.7	430.2
Retained profits	1,160.7	1,346.3
Total equity	3,730.0	4,083.2

Statement of Cash Flows
		Inflows/(outflows)
	Notes	2005 $m	2004 $m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		39,251.4	34,539.6
Payments to suppliers and employees (inclusive of goods and services tax)		(37,659.7)	(32,905.0)
Distributions received from associated entities		10.1	7.0
Interest received		28.9	55.2
Borrowing costs paid		(71.1)	(70.0)
Income tax paid		(402.5)	(288.5)
Net cash inflow from operating activities	A	1,157.1	1,338.3
Cash flows from investing activities
Payments for property, plant and equipment		(925.0)	(704.1)
Payments for purchase of businesses and controlled entities	B	(120.0)	(192.0)
Payments for purchase of other investments		(2.0)	(1.4)
Payment for purchase of associated entity		(1.3)	(1.1)
Proceeds on sale of property, plant and equipment		23.8	80.3
Proceeds on sale of Sydney Central Plaza	B		9.9
Proceeds on sale of businesses and controlled entities	B	3.9	31.8
Repayment of loan from other entities		15.7	66.1
Net cash (outflow) from investing activities		(1,004.9)	(710.5)
Cash flows from financing activities
Proceeds from issue of shares and options		108.0	37.1
Payments for purchases of buy-back shares		(704.4)
Proceeds from borrowings		3,171.7	1,362.7
Repayments of borrowings		(2,691.7)	(1,772.6)
Dividends paid		(436.8)	(307.8)
Net cash (outflow) from financing activities		(553.2)	(680.6)
Net (decrease) in cash held		(401.0)	(52.8)
Cash at the start of the year		841.9	894.7
Cash at the end of the year	C	440.9	841.9

Statement of Cash Flows (continued)
Notes A. Reconciliation of net cash inflow from operating activities to net profit is as follows:
	2005 $m	2004 $m

Net cash inflow from operating activities	1,157.1	1,338.3
Depreciation and amortisation	(550.3)	(528.3)
Changes in assets and liabilities
Increase in current receivables	58.1	57.4
Increase in inventories	120.7	124.9
Increase in future income tax benefits	68.6	80.8
(Decrease)/increase in other assets	(19.0)	20.9
Decrease/(increase) in trade creditors	46.9	(139.7)
(Increase) in other liabilities	(161.2)	(135.8)
Decrease/(increase) in provision for taxation	36.4	(148.0)
(Increase) in provisions	(72.6)	(53.6)
Decrease in deferred income tax	29.3	66.7
Net loss on disposal of plant and equipment	(50.4)	(45.0)
Net profit on sale of freehold properties	2.6	7.8
Net profit on sale of Sydney Central Plaza		12.0
Net profit on sale of businesses and controlled entities	0.3	9.7
Write-down of non-current assets to recoverable amounts	(42.0)	(51.6)
Net profit	624.5	616.5

Statement of Cash Flows (continued)
B. Acquisitions/disposals
Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	Acquisitions*		Disposals
	2005 $m	2004 $m	2005 $m	2004 $m

Consideration	(120.2)	(209.4)	3.9	31.9
Cash	0.2	17.4		(0.1)
Inventories	2.4	73.9	(0.8)	(3.0)
Property, plant and equipment	65.7	15.0	(1.9)	(10.2)
Intangibles	52.1	109.2	(0.9)	(9.3)
Provisions - current	(0.2)	(6.1)		0.4
Net assets acquired/(disposed)	120.2	209.4	(3.6)	(22.2)
Reconciliation of cash flows:
Consideration	(120.2)	(209.4)	3.9	31.9
Cash acquired/(disposed)	0.2	17.4		(0.1)
Cash (outflow)/inflow	(120.0)	(192.0)	3.9	31.8
*The purchase method of accounting is applied. Net assets acquired are recorded at fair value. Significant transactions included in the above table

During 2005, the CML Group acquired seven Queensland hotels and freehold properties for $116.5 million.

During 2004, the CML Group acquired from Shell multi-site franchisees the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for $103.7 million (including transaction costs). In connection with this transaction, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for $31.9 million.

During 2003, the CML Group sold Sydney Central Plaza for $372.8 million, net of transaction and sale related costs of $17.2 million. During 2004, additional proceeds of $9.9 million were received.

Statement of Cash Flows (continued)
C. Reconciliation of cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and at bank, net of bank overdraft. Cash at the end of the year as shown in the Statement of Cash Flows is reconciled to the relevant Statement of Financial Position items as follows:

	2005 $m	2004 $m

Cash assets	440.9	849.0
Bank overdraft	-	(7.1)
	440.9	841.9

D. Non-cash financing and investing activities
Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $NIL (2004 $59.3 million). The Dividend Reinvestment Plan has been suspended.
E. Details of major financing facilities

Credit standby facilities - The CML Group has $430.0 million (2004 $530.0 million) of committed facilities of which $430.0 million (2004 $530.0 million) was undrawn at balance date. The facilities have maturity dates ranging between August 2006 and May 2010 (2004 maturity dates ranged between December 2004 and August 2009).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date $79.9 million of commercial paper was on issue (2004 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme in Europe and Australia and under a medium term note programme in Australia. At balance date $696.7 million (2004 $670.6 million) equivalent of medium term notes were on issue.

Other loans - $350.0 million (2004 $NIL) of domestic bank loans of various maturities were outstanding at balance date.

Dividends

	2005 $m	2004 $m
Ordinary shares
Final dividend for the year ended 25 July 2004 of 15.0 cents (2003 12.5 cents) per fully paid ordinary share paid on 8 November 2004 (2003 10 November 2003). Fully franked at 30% tax rate (2003 30%).	184.6	151.6

Interim dividend for the year ended 31 July 2005 of 16.25 cents (2004 14.0 cents) per fully paid ordinary share paid 9 May 2005 (2004 10 May 2004). Fully franked at 30% tax rate (2004 30%).	201.5	170.3

Non-redeemable reset convertible preference shares (ReCAPS)
Dividend of $3.2589 (2004 $3.2589) per share paid 30 November 2004 (2004 1 December 2003). Fully franked at 30% tax rate (2004 30%).	22.8	22.8

Dividend of $3.2411 (2004 $3.2589) per share paid 31 May 2005 (2004 31 May 2004). Fully franked at 30% tax rate (2004 30%).	22.7	22.8

Final dividend of $0.7479 per share paid 12 July 2005. Fully franked at 30% tax rate.	5.2

Total dividends	436.8	367.5

Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 17.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed ordinary dividend expected to be paid on 14 November 2005 out of retained profits at 31 July 2005, but not recognised as a liability at year end is $210.3 million.

The franked portions of the final dividends recommended after 31 July 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2006.

Franking credits

Franking credits of $411.8 million (2004 $412.9 million), at 30%, are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.
Dividend reinvestment plan

The dividend reinvestment plan has been suspended. The final dividend will be paid in cash.

Significant items

	2005 $m	2004 $m

Profit from ordinary activities includes the following items, whose disclosure is relevant in explaining the financial performance of the CML Group. All amounts stated are before income tax.

Megamart divestment costs

Write-down for non-current assets and inventory to recoverable amount, and provision
for surplus leased space	81.5

Earnings per share

	2005	2004

Basic earnings per share	46.8 cents	46.9 cents
Diluted earnings per share	47.5 cents	47.3 cents

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,225,620	1,216,260
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,314,098	1,304,470
Reconciliation of earnings used in calculating earnings per share ($'000s)
Basic earnings per share
Net profit	624,498	616,493
Dividends on ReCAPS	(50,700)	(45,600)
Earnings used in calculating basic earnings per share	573,798	570,893
Diluted earnings per share
Net profit	624,498	616,493
Earnings used in calculating diluted earnings per share	624,498	616,493

Depreciation and amortisation

	2005	2004
	$m	$m
Depreciation
Freehold buildings	0.4	0.7
Leasehold improvements	53.8	52.1
Plant and equipment	447.3	438.1
	501.5	490.9

Amortisation
Co-branded operating rights	5.1	3.5
Goodwill	10.0	10.8
Computer software	30.8	20.1
Stamp duty	2.9	3.0
	48.8	37.4

Net borrowing costs

	2005	2004
	$m	$m
Interest income	32.7	57.6
Interest expense	(74.0)	(71.1)
Net borrowing costs	(41.3)	(13.5)

Includes interest income from the Coles Myer Employee Share Plan Trust of $3.6 million (2004 $38.0 million in the CML Group as a result of the restructuring of the Trust by its trustees).

Retained profits

	2005 $m	2004 $m

Retained profits at the start of the year	1,346.3	1,097.3
Net profit	624.5	616.5
Dividends	(436.8)	(367.5)
Profits returned to shareholders under the share buy-back	(373.3)
Retained profits at the end of the year	1,160.7	1,346.3

NTA backing
	2005 $	2004 $
Net tangible asset backing per ordinary security	2.52	2.31

Interests in associated entities
	Investment		Ownership interest		Principal activity	Balance date
	2005 $m	2004 $m	2005%	2004%
Unit Trust CMS General Trust	112.6	82.5	50	50	Property ownership	30 June
Partnership FlyBuys Partnership	2.0	2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty. Ltd.	-	-	50	50	Software development	30 June

Segment Revenue 1
	2005 $m	2004 $m
Food, Liquor & Fuel	24,817.1	21,291.1
Kmart	4,076.6	3,846.8
Officeworks	1,241.6	1,106.6
Myer	2,955.9	2,969.0
Megamart	274.9	294.3
Target	3,144.4	2,882.0
Property & Unallocated	64.1	141.8
Subtotal	36,574.6	32,531.6
Interest income	32.7	57.6
Total Revenue	36,607.3	32,589.2

Segment Result 1
	2005 $m	2004 $m
Food, Liquor & Fuel	746.9	650.9
Kmart	96.0	100.8
Officeworks	67.1	51.7
Myer	38.7	57.7
Megamart	(117.3)	(11.2)
Target	222.5	150.9
Property & Unallocated	(121.7)	(112.7)
Subtotal	932.2	888.1
Net borrowing costs	(41.3)	(13.5)
Profit from ordinary activities before income tax	890.9	874.6
Income tax expense	(266.4)	(258.1)
Net profit	624.5	616.5

Reconciliation to the Underlying Result:
Net Profit	624.5	616.5
Employee Share Plan Interest		(24.6)
Kmart NZ onerous lease provision writeback	(3.5)	(15.4)
Megamart divestment costs	57.1
Underlying net profit	678.1	576.5

1 During 2005, management reporting was restructured resulting in Kmart, Officeworks, Myer and Megamart being reported separately, Coles Online being reported in Food, Liquor & Fuel, and Harris Technology being reported in Officeworks. Coles Online and Harris Technology were previously reported in Emerging Businesses, which will no longer be reported as a separate segment. Certain administrative costs are now reported in Food, Liquor & Fuel, having previously been reported in Property & Unallocated. Intra-group sales were previously disclosed in the respective segments and eliminated at the group revenue level. Intra-group sales are now excluded from segment revenue disclosures. The 2004 comparatives have been amended accordingly.

Commentary on Segment Revenue and Result

The net profit after tax ("NPAT") for the year of $624.5 million is up $8.0 million or 1.3% from $616.5 million reported for 2004. The increase in NPAT is reflected by an increase in diluted earnings per share from 47.3 cents per share in 2004 to 47.5 cents per share in 2005.

In 2005, NPAT, after adjusting for the after tax impact of the provision for the divestment of Megamart ($57.1 million) and benefits relating to the re-measurement of the Kmart NZ onerous lease provision ($3.5 million) was $678.1 million ("Underlying Result"). This is an increase of $101.6 million or 17.6% on the 2004 Underlying NPAT.

In 2004, the Underlying NPAT was $576.5 million, after adjusting for the after tax impact of the interest received from the Coles Myer Employee Share Plan Trust of $24.6 million, and the benefits relating to the re-measurement of the Kmart NZ onerous lease provision of $15.4 million.

Income tax expense of $266.4 million reflects an effective tax rate of 29.9% for 2005.

Food, Liquor & Fuel

($m)	2005	2004
Total Segment Revenue	24,817.1	21,291.1
Segment Result	746.9	650.9
Mt Druitt store restructuring costs		5.0
Restructuring costs	22.5	14.6
Underlying Result	769.4	670.5

Segment Revenue, excluding concessions, comprises sales of $24,670.2 million in 2005 and $21,146.8 million in 2004, representing an increase of $3,523.4 million or 16.7%. Including concessions, the segment sales would amount to $24,814.3 million for 2005 and $21,191.6 million for 2004 representing an increase of $3,622.7 million or 17.1%.

The Segment Result (net profit before interest and tax) has increased by $96.0 million or 14.8% to $746.9 million. The Underlying Result after adjusting for segment restructuring costs was $769.4 million for 2005. This was $670.5 million for 2004 after adjusting for the Liquor Group head office relocation costs and the Bi-Lo Mt Druitt store restructuring costs. The Underlying Result increased by $98.9 million or 14.8%.

The Food, Liquor & Fuel segment includes results from Coles Express. The Coles Express business commenced operations during 2004 with sites acquired in tranches during 2004. After excluding the sales relating to Coles Express, segment sales increased from $18,014.7 million in 2004 to $19,254.8 million in 2005, an increase of $1,240.1 million or 6.9%.

Excluding Coles Express, the result increased from $650.4 million to $732.6 million, an increase of $82.2 million or 12.6%.

Refer to the attached Press Release for further commentary on the results.

Kmart

($m)	2005	2004
Total Segment Revenue	4,076.6	3,846.8
Segment Result	96.0	100.8
Kmart NZ onerous lease provision re-measurement	(3.5)	(15.4)
Underlying Result	92.5	85.4

Segment Revenue, comprises sales of $4,025.7 million in 2005 and $3,799.1 million in 2004. Sales have increased by $226.6 million or 6.0%.

The Segment Result (net profit before interest and tax) has decreased by $4.8 million, or 4.8% to $96.0 million. The Underlying Result after adjusting for the Kmart NZ onerous lease provision re-measurement was $92.5 million for 2005 and $85.4 million for 2004. The Underlying Result increased by $7.1 million or 8.3%.

Refer to the attached Press Release for further commentary on the results.

Officeworks
($m)	2005	2004
Total Segment Revenue	1,241.6	1,106.6
Segment Result	67.1	51.7

Segment Revenue, excluding concessions, comprises sales of $1,236.3 million in 2005 and $1,100.1 million in 2004. Sales have increased by $136.2 million or 12.4%. Including concessions, the segment sales would amount to $1,239.7 million for 2005 and $1,101.9 million for 2004 representing an increase of $137.8 million or 12.5%.

The Segment Result (net profit before interest and tax) increased by $15.4 million (29.8%) from $51.7 million in 2004 to $67.1 million in 2005.

Refer to the attached Press Release for further commentary on the results.

Myer

($m)	2005	2004
Total Segment Revenue	2,955.9	2,969.0
Segment Result	38.7	57.7
Mt Druitt store restructuring costs		14.2
Underlying Result	38.7	71.9

Segment Revenue, excluding concessions, comprises sales of $2,882.0 million in 2005 and $2,895.6 million in 2004. Sales have decreased by $13.6 million or 0.5%. Including concessions, the segment sales would amount to $3,095.8 million for 2005 and $3,030.7 million for 2004 representing an increase of $65.1 million or 2.1%.

The Myer result, anticipated at the fourth quarter sales release to be approximately $45.0 million, has been impacted by two post balance date assessments. A charge of $2.6 million has been taken against the assets of the Carlingford store, as options are explored to re-badge the store as another Coles Myer brand. In addition, a charge of $5.3 million has been taken to cover redemptions following the cessation of the old paper-based Myer gift voucher process that was terminated last year when the company transitioned to electronic gift cards.

The Segment Result (net profit before interest and tax) has decreased by $19.0 million or 33% to an underlying profit of $38.7 million. This compares with an underlying profit of $71.9 million for 2004 after adjusting for the Myer Mt Druitt store restructuring costs, a decrease of $33.2 million or 46.2%.

Refer to the attached Press Release for further commentary on the results.

Megamart
($m)	2005	2004
Total Segment Revenue	274.9	294.3
Segment Result	(117.3)	(11.2)
Megamart divestment costs	81.5
Underlying Result	(35.8)	(11.2)

Segment Revenue, excluding concessions, comprises sales of $268.9 million in 2005 and $288.8 million in 2004. Sales have decreased by $19.9 million or 6.9%. Including concessions, the segment sales would amount to $274.5 million for 2005 and $291.7 million for 2004 representing a decrease of $17.2 million or 5.9%.

The Segment Result (net profit before interest and tax) has decreased by $106.1 million to a segment loss of $117.3 million. The Underlying Result after adjusting for the divestment costs of $81.5 million was a loss of $35.8 million for 2005. The Underlying Result deteriorated by $24.6 million.

Refer to the attached Press Release for further commentary on the results.

Target

($m)	2005	2004
Total Segment Revenue	3,144.4	2,882.0
Segment Result	222.5	150.9

Segment Revenue comprises sales of $3,102.1 million in 2005 and $2,851.8 million in 2004. Sales have increased by $250.3 million or 8.8%.

The Segment Result (net profit before interest and tax) has increased by $71.6 million or 47.4% from $150.9 in 2004 million to $222.5 million in 2005.

Refer to the attached Press Release for further commentary on the results.

Property & Unallocated

($m)	2005	2004
Segment Result	(121.7)	(112.7)
Supply chain strategy costs	43.2	47.8
Underlying Result	(78.5)	(64.9)

The Segment loss (net loss before interest and tax) has increased by $9.0 million or 8.0% to $121.7 million. The Segment loss after adjusting for supply chain strategy costs was $78.5 million for 2005 and $64.9 million for 2004.

Included in the 2004 result are the residual proceeds of $9.9 million on the sale of Sydney Central Plaza.
Changes in accounting policies 2005
Change in accounting policy for concession sales

During 2005, the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross profit. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other operating income. The table below summarises the reclassifications in the Statement of Financial Performance resulting from this change in accounting policy.

	2005 $m			2004 $m
	Unadjusted for Accounting Policy Change	Impact of Accounting Policy Change	Adjusted for Accounting Policy Change	Unadjusted for Accounting Policy Change	Impact of Accounting Policy Change	Adjusted for Accounting Policy Change

Total sales	36,552.1	(366.9)	36,185.2	32,266.8	(184.6)	32,082.2
Cost of goods sold	(27,587.6)	300.8	(27,286.8)	(24,059.5)	144.9	(23,914.6)
Gross margin	8,964.5	(66.1)	8,898.4	8,207.3	(39.7)	8,167.6

Other operating income	31.2	66.1	97.3	27.1	39.7	66.8

Food, Liquor & Fuel	24,937.7	(120.6)	24,817.1	21,326.9	(35.8)	21,291.1
Myer	3,129.5	(173.6)	2,955.9	3,075.1	(106.1)	2,969.0
Megamart	279.6	(4.7)	274.9	296.3	(2.0)	294.3
Officeworks	1,243.5	(1.9)	1,241.6	1,107.6	(1.0)	1,106.6
Kmart	4,076.6		4,076.6	3,846.8		3,846.8
Target	3,144.4		3,144.4	2,882.0		2,882.0
Property & Unallocated	64.1		64.1	141.8		141.8
Segment revenue	36,875.4	(300.8)	36,574.6	32,676.5	(144.9)	32,531.6
Interest income	32.7		32.7	57.6		57.6
Group revenue	36,908.1	(300.8)	36,607.3	32,734.1	(144.9)	32,589.2

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of A-IFRS require the restatement of comparative financial statements using A-IFRS, therefore most adjustments required on transition to A-IFRS will be made retrospectively against opening retained earnings as at 26 July 2004.

A project team has been established to manage the transition to A-IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee quarterly.

The technical evaluation phase of the project is substantially complete. The project team is currently in the implementation phase, and expects to be in a position to report under A-IFRS for fiscal 2006.

The following disclosures reflect current estimates of the transitional adjustments to opening retained earnings at 26 July 2004. These estimates are based on A-IFRS standards released as at 31 July 2005. These standards are subject to ongoing review, and any amendments or interpretative guidance issued by the AASB or the International Accounting Standards Board could result in changes to these estimates.

The transitional adjustments are based on the project team's interpretation of the standards at the reporting date, and are the project team's current best estimate. Accordingly, these disclosures remain subject to change.

The following areas have been identified as significant for the CML Group:

(i) AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards"

Under the transitional rules of AASB 1, CML has elected to reset the foreign currency translation reserve to $NIL. This election will reduce opening retained earnings by $47.5 million.

CML has taken advantage of a number of other exemptions from A-IFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemptions applies.

(ii) AASB 2 "Share-based Payment"

On adoption of AASB 2, equity instruments issued to employees will be recognised as an expense over the relevant vesting periods. Under the current accounting policy an expense is not recognised for equity instruments issued.

The expense will be determined with reference to the fair value of the equity instruments issued. The determination of fair value is prescribed by the new standard. Under an optional exemption provided by AASB 1 adopted by CML only those equity instruments granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner.

A transitional adjustment of $2.4 million will be recorded against opening retained earnings to reflect the amortisation of these instruments up to 26 July 2004. This adjustment will also result in an increase to an equity compensation reserve within Equity. Accordingly, this adjustment has no impact on net assets or total equity.

The Coles Myer Employee Share Plan Trust (the Trust) administers the company's share based payment plans. Under A-IFRS the results, financial position and cash flows of the Trust will be consolidated into the CML Group.

International Financial Reporting Standards (IFRS) (continued)

(iii) AASB 3 "Business Combinations"

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to A-IFRS. The impact on business combinations since the date of transition has not been quantified at this time.

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iv) AASB 138 "Intangible Assets"

Under existing policy CML has recognised liquor licences on acquisition. Under A-IFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

(v) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under CML's current accounting policy freehold land and buildings and investment properties are measured at their fair value.

Under A-IFRS the company has elected to measure freehold land and buildings at cost and investment properties at fair value.

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result freehold property and the asset revaluation reserve will be reduced by $34.9 million.

Other freehold properties will be recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

Under CML's current accounting policy fair value increments and decrements to the extent that they offset a previous increment in the same class of assets, are recorded in the Asset Revaluation Reserve. Under A-IFRS, changes in the fair value of investment properties are recognised in the Statement of Financial Performance on an asset by asset basis.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the company's own use. Accordingly, on transition $61.9 million will be reclassified from investment property to freehold property.

(vi) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The CML Group will be required to record additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the income statement approach. On transition, the CML Group will increase deferred income tax liabilities and reduce opening retained earnings by $23.6 million in respect of these items. The tax impact on other items is disclosed separately in this note.

International Financial Reporting Standards (IFRS) (continued)

(vii) AASB 117 "Leases"

Under the current accounting policy lease payments on operating leases are expensed as they are incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease when rental expense is required to be less than rental payments.

On transition to A-IFRS, the CML Group will recognise a liability of $109.0 million, a future income tax benefit of $32.7 million and opening retained earnings will be reduced by $76.3 million.

Under the current accounting policy lease incentives received from landlords at the inception of leases are deferred and amortised over the period of the lease up to the first market rent review. Under AASB 117 lease incentives will be amortised over the lease term. This will result in incentives being amortised over a longer period.

The impact of this on opening retained earnings has yet to be quantified.

(vii) AASB 118 "Revenue"

Under the current accounting policy "lay by" transactions are recognised at the point of sale. Under AASB 118, lay by transactions are recognised at a later date when the customer satisfies all payment obligations and takes possession of the merchandise. On transition to A-IFRS, any outstanding lay by transactions will be derecognised. The net impact of this is to reduce retained earnings on transition by $28.3 million.

Under the current accounting policy, sales are recognised net of sales returns, however, at the reporting date a provision for sales returns is not recorded. Under AASB 118, a provision for sales returns must be recognised. On transition to A-IFRS, the CML Group will recognise a provision for sales returns of $10.2 million, a future income tax benefit of $3.1 million and a reduction to opening retained earnings of $7.1 million.

(viii) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statement of Financial Position.

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to A-IFRS, the CML Group will recognise a defined benefit superannuation liability of $7.9 million, a future income tax benefit of $2.4 million, and opening retained earnings will be reduced by $5.5 million.

Under AASB 119, CML has elected to recognise actuarial gains and losses directly in retained earnings. Other components of superannuation costs will be recognised in the Statement of Financial Performance.

Under the current accounting policy, liabilities for annual leave entitlements are accrued at nominal amounts and are not discounted. Under AASB 119, leave entitlements are discounted. On transition to A-IFRS, employee provisions will be reduced by $9.4 million, the future income tax benefit will be reduced by $2.8 million, and opening retained earnings will be increased by $6.6 million.

(ix) AASB 136 "Impairment of Assets"

Under the current accounting policy, the cash generating unit, which determines the level at which asset impairment is assessed, is the brand. In addition an assessment is made of the carrying value of clearly redundant assets using discounted cash-flows. The CML Group's interpretation of AASB 136 is that the cash generating unit (CGU), and the level at which impairment is assessed on store assets, is an individual store. Therefore impairment is assessed by comparing the carrying value of store assets to their recoverable amount.

International Financial Reporting Standards (IFRS) (continued)

Interpreting and applying this standard is complex for retail companies because of the number of CGUs. Consequently the impact on transition to A-IFRS has not yet been determined with sufficient precision to allow disclosure at this time.

Intangible assets, including goodwill, which are not subject to amortisation will be tested for impairment annually based on a grouping of CGUs.

(x) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML will take advantage of the optional exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 August 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

From 1 August 2005 CML will comply with AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity and recycled through the Statement of Financial Performance when the underlying hedged item is recorded in the Statement of Financial Performance. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised directly in the Statement of Financial Performance. The impact on retained earnings at 1 August 2005 has not yet been determined.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On 12 July 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 are not applicable until 1 August 2005, accordingly, there is no impact on the treatment of the ReCAPS.

The above is intended to be indicative of significant adjustments to opening retained earnings. It should not be regarded as a complete list of changes that will result from the transition to A-IFRS nor is it inconceivable that numbers may change. The impact on the CML Group's financial position and results for the 2005 fiscal year has not yet been quantified.

Annual Meeting

The annual meeting will be held as follows:
Hamer Hall
100 St Kilda Road
Melbourne
17 November 2005
10.00 am
Date Annual Report avail 20 October 2005

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

This report gives a true and fair view of the matters disclosed.

This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.